EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	6/30/2008	6/30/2008
EARNINGS
Income Before Income Taxes	$308,003	$238,226	$202,021	$282,865	$195,613	$198,457	$116,587
Fixed Charges (as below)	123,721	110,735	118,365	151,874	178,067	193,492	98,844
Total Earnings	$431,724	$348,961	$320,386	$434,739	$373,680	$391,949	$215,431

FIXED CHARGES
Interest Expense	$115,202	$99,135	$106,301	$129,106	$165,405	$179,886	$91,259
Credit for Allowance for Borrowed Funds Used During Construction	5,319	8,100	8,764	17,668	6,962	7,906	4,735
Estimated Interest Element in Lease Rentals	3,200	3,500	3,300	5,100	5,700	5,700	2,850
Total Fixed Charges	$123,721	$110,735	$118,365	$151,874	$178,067	$193,492	$98,844

Ratio of Earnings to Fixed Charges	3.48	3.15	2.70	2.86	2.09	2.02	2.17